Contents

President’s Message......................................................................................................

3

Auditor’s Report............................................................................................................

5

Management’s Report..................................................................................................

6

Consolidated Balance Sheets.........................................................................................

7

Consolidated Statements of Operations and Deficit.....................................................

8

Consolidated Statements of Cash Flows.......................................................................

9

Notes to Consolidated Financial Statements...............................................................

10

Corporate Information

Directors

David J. Gallagher

M. Patty Chakour

D. Tony Stelliga

Douglas Balfour

Stock Exchange,
Stock Symbol

NASDAQ Capital Market,

QSND

Patent Counsel

Fulbright & Jaworski

2800, 2200 Ross Avenue

Dallas, TX 75201

Auditors

KPMG LLP
Chartered Accountants

2700, 205 5 Ave SW

Calgary, AB T2P 4B9

Bankers

The Royal Bank of Canada

335 - 8th Avenue SW

Calgary, AB T2P 1C9

Bank of America

333 South Beaudry Avenue

Los Angeles, CA 90017

Wells Fargo

420 Montgomery St

San Francisco, CA 94104

Transfer Agent

Computershare
Investor Services

600, 530 - 8th Avenue SW

Calgary, AB T2P 3S8

Subsidiaries

QCommerce Inc.

www.qcommerce.com

QTelNet

www.qtelnet.com

QSound Labs, Inc.
Head Office and
Technical Research
Facility

#400, 3115 - 12th Street NE

Calgary, AB Canada T2E 7J2

Tel: +1-403-291-2492

Fax: +1-403-250-1521

Email: info@qsound.com

www.qsound.com

President’s Message

During 2007, we continued to grow our recurring revenue stream from the mobile device market with year over year growth of 95%. Most of this occurred because of the success of our marketing activities in 2006 with the design wins for the LG Shine and PRADA phones and for Panasonic’s Softbank 3G phones in Japan.

Since 2005, mQSynth, our MIDI ringtone component, has shipped in over 50 handsets worldwide which has resulted in a cumulative total of over 15 million phones with QSound technology in the marketplace. This software component has been responsible for the majority of the recurring revenue growth during the past few years.

The Company has continued to build on the progress made during 2006 with further penetration into the mobile device market, as indicated by these highlights:

•

Design wins with the large OEMs who dominate the mobile device market. The top 5 OEMs had a market share of 85% in the fourth quarter of 2007, according to the Gartner Group, and mQSynth has shipped in models from two of this group, namely, LG and Samsung.

•

The partnership created with CSR has opened significant opportunities for the Company to enter into the rapidly expanding

    Bluetooth audio market.

•

Pantech shipped the Duo in the USA. This model is Pantech’s first Windows Mobile 6 Smartphone and is available through

    AT&T.

•   LG announced the launch of its new high-end phone, the KF600, in the first quarter of 2008.

Outlook for 2008

To maintain the current pace of growth, the Company is seeking to exploit the potential of its other software components, mQFX and mQ3D. With the arrival of the iPhone in 2007, the mobile industry’s focus has shifted toward music and enhanced GUIs.

mQFX, our audio enhancement component targeted for mobile multimedia, has been previously licensed by Qualcomm (re-branded as “QConcert”) and the Company is endeavoring to build on this initial success for this software component. Applications include mobile handsets and stereo Bluetooth products. This software component has been optimized as part of our collaboration agreement with ARM, thus positioning the performance of mQFX very competitively in the mobile marketplace.

mQ3D, our 3D positional audio engine for mobile gaming, has also been licensed by Qualcomm (re-branded as “QAudioFX”)  and has now been included in SDK reference designs for Java as the JSR234 component by Sun Microsystems and Sony Ericsson. While these relationships do not directly translate into revenue, they enable the Company to market its products to potential customers. The use of mobile phones as a gaming platform has been slow to catch on with consumers, but should become more relevant as battery life increases and more sophisticated content becomes available.

The growth driver for 2008 is therefore our mQFX component. The Company had success in 2007 developing partnerships and relationships for this software component and expects these efforts to begin producing revenue in 2008.

Financial

The Company’s continued progress in marketing its microQ technology to the mobile device market led to increasing revenues in 2007. Overall, revenues increased 20% to $2,379,139 in 2007 from $1,989,030 in 2006, with the main driver of this increase being the 95% growth in recurring revenue.

As revenue is derived from license fees and royalties, gross margin has remained constant at 96%. Combined with relatively constant expenses, this meant that the increase in revenue directly impacted the loss for the year, with the loss being reduced to $1.3million in 2007 from $1.7million in 2007.

Working capital at December 31, 2007 had decreased to $1.7million from $2.4million at December 31, 2006, as a result of cash resources being used in operations.

David Gallagher

President, Chief Executive Officer

and Chief Financial Officer

The President’s message contains forward-looking statements as defined in U.S. federal securities laws. Our actual results or industry results could differ materially from those in the forward-looking statements. Investors are advised to read the risks and uncertainties set out under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange
Commission.  Forward-looking statements are based on current expectations and opinions of QSound’s management.

Auditor’s Report

Report of Independent Registered Public Accounting Firm to the Shareholders of QSound Labs, Inc.

We have audited the consolidated balance sheet of QSound Labs, Inc. (the “Company”) as of December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2007, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 5, 2008

Management’s Report

The accompanying consolidated financial statements of QSound Labs, Inc. and all of the information included in this report are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

In discharging its responsibilities, management maintains and relies upon a system of internal controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management has tested the effectiveness of internal controls.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, composed entirely of independent directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the financial statements with both management and the independent auditors and reports its finding to the Board of Directors before such statements are approved by the Board.

David Gallagher

President, Chief Executive Officer

and Chief Financial Officer

Consolidated

Balance sheets

December 31, 2007 and 2006

(Expressed in United States dollars)

	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$1,232,255	$2,316,476
Accounts receivable (net) and accrued revenue	506,648	316,298
Note receivable	27,400	6,000
Inventory	12,217	19,422
Deposits and prepaid expenses	188,568	60,933
	1,967,088	2,719,129

Employee future benefits (note 11)	95,551	–
Note receivable	–	55,325
Property and equipment (note 3)	258,414	348,280
Deferred development costs (note 4)	235,350	313,800
Intangible assets (note 5)	70,260	98,351
	$2,626,663	$3,534,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$262,718	$268,439
Deferred revenue	22,820	45,572
	285,538	314,011

Convertible notes (note 6)	446,140	389,862

Shareholders’ equity
Share capital (note 7)	47,473,681	47,208,942
Warrants (note 8)	1,027,114	1,027,114
Contributed surplus (note 9)	2,686,757	2,581,456
Deficit	(49,292,567)	(47,986,500)
	1,894,985	2,831,012

	$2,626,663	$3,534,885

See accompanying notes to consolidated financial statements.

Approved by the Board:

/s/ David Gallagher
David Gallagher
Director

/s/ Marian P. Chakour
M. Patty Chakour
Director

Consolidated

Statements of Operations and Deficit

Years ended December 31, 2007, 2006 and 2005

(Expressed in United States dollars)

	2007	2006	2005
REVENUE
Royalties, license and engineering fees	$2,142,834	$1,692,669	$1,056,509
Product sales	236,305	296,361	486,731
	2,379,139	1,989,030	1,543,240
Cost of product sales	86,930	85,673	179,781
	2,292,209	1,903,357	1,363,459
EXPENSES
Marketing	1,215,544	1,111,988	999,875
Operations	141,234	136,386	216,409
Product engineering	787,024	819,277	952,050
Administration	1,117,356	973,208	882,885
Foreign exchange loss	3,751	25,912	2,832
Amortization	226,509	331,419	360,898
Impairment of property and equipment (note 3)	–	167,809	89,754
Impairment of intangible assets	–	–	428,453
	3,491,418	3,565,999	3,933,156

Loss before other items	(1,199,209)	(1,662,642)	(2,569,697)

OTHER ITEMS
Interest income	72,559	85,686	56,700
Interest on convertible notes	(81,240)	(61,336)	–
Accretion expense on convertible notes	(56,278)	(45,083)	–
Gain on sale of property and equipment	586	–	–
	(64,373)	(20,733)	56,700

Loss before taxes	(1,263,582)	(1,683,375)	(2,512,997)
Foreign withholding tax	(42,485)	(50,849)	(37,711)
Net loss	(1,306,067)	(1,734,224)	(2,550,708)

Deficit, beginning of year	(47,986,500)	(46,252,276)	(43,701,568)

Deficit, end of year	$(49,292,567)	$(47,986,500)	$(46,252,276)

Loss per common share (basic and diluted)	$(0.14)	$(0.19)	$(0.30)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(Expressed in United States dollars)

	2007	2006	2005
Cash provided by (used in):

OPERATIONS
Loss for the year	$(1,306,067)	$(1,734,224)	$(2,550,708)

Items not requiring (providing) cash:
Amortization	226,509	331,419	360,898
Stock based compensation	213,541	380,614	134,793
Accretion expense on convertible notes	56,278	45,083	–
Employee future benefits	(95,551)	–	–
Gain on sale of property and equipment	(586)	–	–
Impairment of property and equipment	–	167,809	89,754
Impairment of intangible assets	–	–	428,453
Other	(2,076)	(4,021)	–
Changes in non-cash working capital balances (note 12)	(339,253)	104,669	(57,747)
	(1,247,205)	(708,651)	(1,594,557)

FINANCING
Issuance of common shares, net	156,499	857,882	165,008
Proceeds on issuance of convertible notes	–	1,000,000	–
	156,499	1,857,882	165,008

INVESTMENTS
Note receivable	36,000	26,442	(82,648)
Purchase of property and equipment	(18,243)	(42,426)	(188,890)
Deferred development costs	–	(39,500)	(352,750)
Purchase of intangible assets	(11,858)	–	(50,977)
Proceeds from sale of property and equipment	586	–	–
	6,485	(55,484)	(675,265)

Increase (decrease) in cash and cash equivalents	(1,084,221)	1,093,747	(2,104,814)
Cash and cash equivalents, beginning of year	2,316,476	1,222,729	3,327,543

Cash and cash equivalents, end of year	$1,232,255	$2,316,476	$1,222,729

Cash on hand and balances with banks	$291,328	$261,310	$32,842

Short term deposits with banks	$940,927	$2,055,166	$1,189,887

Supplementary information (note 12)

See accompanying notes to consolidated financial statements

Notes

to Consolidated Financial Statements

Years Ended December 31, 2007, 2006, and 2005

(Expressed in United States dollars)

1.

Financial statement presentation:

The consolidated financial statements include the accounts of QSound Labs, Inc., a company organized under the laws of the Province of Alberta, and its subsidiaries (collectively “QSound” or the “Company”) and are presented in accordance with Canadian generally accepted accounting principles. These accounting principles, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 17. All amounts are expressed in United States Dollars

QSound Labs, Inc. is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

2.

Significant accounting policies:

Measurement uncertainty:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Amounts recorded for depreciation, valuation of convertible notes and income taxes (which are subject to re-assessment by tax authorities) and recoverability of deferred development costs are based on management estimates and assumptions.

Revenue recognition:

The Company generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Cash and cash equivalents:

Cash and cash equivalents include short term deposits with initial maturities of three months or less at the date of acquisition. At December 31, 2007 cash and cash equivalents are classified as held for trading and carried at fair value.

Inventory:

Inventory is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Foreign currency translation:

The Company’s functional currency is United States Dollars. The Company translates its foreign denominated monetary assets and liabilities at the exchange rate prevailing at the year end. Non-monetary assets, liabilities and depreciation are translated at historic rates. Revenues and expenses are translated at the average rate of exchange for the year and any resulting foreign exchange gains or losses are included in determination of net income or loss for the year.

Property and equipment:

Property and equipment is recorded at cost and is amortized over the expected useful life of the assets as follows:

Assets	Basis	Rate
Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
Software and production tooling	Declining balance	30%

The carrying value of property and equipment is assessed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that meet certain criteria and are expected to be fully recoverable, in which case these costs are deferred.

Amortization of deferred development costs commences with commercial production or use of the process at an annual rate of 20% over its estimated useful economic life.

The Company assesses impairment of deferred development costs by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the related net present value of expected future cash flows and charged to period earnings.

Intangible assets:

Patents and trademarks and purchased customer lists are recorded at cost and are amortized over the expected useful life of the assets, which has been estimated to be 5 years.  Their carrying value is assessed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income taxes:

The Company uses the asset and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the substantive enactment date.

To the extent that future income tax assets are not considered to be more likely than not to be realized, a valuation allowance is provided.

Per share amounts:

Basic per share amounts are calculated using the weighted average number of common shares outstanding for the year. The Company applies the treasury stock method to calculate diluted per share amounts. The treasury stock method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period.

Stock based compensation:

Stock options: The fair value of each option granted is estimated on the date of grant using the Black Scholes option pricing model. This amount is credited to contributed surplus and expensed over the vesting period. Upon exercise of the options, the exercise proceeds together with amounts credited to contributed surplus are credited to share capital.

Share awards: The fair value of each award issued is calculated using the closing price on the date of grant.

Employee future benefits:

The costs of the defined benefit pension plan are determined using the projected benefit method prorated on service and management's best estimate of future salary levels, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at a market related value. Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The cost of the Company’s portion of the defined contribution plan is expensed as incurred.

Financial instruments:

Concentration of credit risk: Financial instruments that primarily subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. Cash and cash equivalents consist of deposits with, or guaranteed by, major commercial banks. With respect to accounts receivable, the Company performs credit evaluations of the financial condition of its licensees, and in certain instances, requires prepaid royalties from them. Management assesses the need for allowances for credit losses by considering the risk of specific customers and other available information.

At December 31, 2007, three entities represented 69% (2006: 66%) of accounts receivable. During 2007, five customers, within the Audio segment, contributed 71% of the total revenues, each providing greater than 10% of the total revenues.  For 2006, three customers within the audio segment contributed 52% of the total revenues, each providing greater than 10% of the total revenues whilst in 2005 two customers within the audio segment contributed 23% of total revenues.

Interest rate risk: The Company is subject to interest rate risk on its cash and cash equivalents and convertible notes as each bears interest at floating rates.

Foreign currency risk: The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables. The Company has not, at December 31, 2007, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

Changes in accounting policies:

Financial instruments: Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments - Recognition and Measurement, retrospectively without restatement. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The adoption of this Handbook Section had no impact on opening deficit.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are initially measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable and note receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and convertible notes, are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the year ended December 31, 2007.

In addition, the Company adopted the new recommendations of CICA Handbook Section 1530, Comprehensive Income and Section 3251, Equity, retroactively without restatement. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

The Company had no “other comprehensive income” transactions during the year ended December 31, 2007, and no opening or closing balances for accumulated other comprehensive income or loss.

Accounting changes: Effective January 1, 2007, the Company adopted revised CICA Handbook Section 1506, Accounting changes. The amendments in the revised standard indicate that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. When a change in accounting policy is made, this change is applied retrospectively unless impractical. Changes in accounting estimates are generally applied prospectively and material prior period errors are corrected retrospectively. This section outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, complete description of the policy, primary source of GAAP and detailed effect on financial statement line items.

3.

Property and equipment:

2007	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$553,715	$545,408	$8,307
Real time systems	905,534	903,486	2,048
Furniture and fixtures	230,853	214,924	15,929
Computer equipment	1,147,938	965,322	182,616
Software and production tooling	1,632,281	1,582,767	49,514
	$4,470,321	$4,211,907	$258,414

2006	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$550,664	$536,591	$14,073
Real time systems	905,534	902,608	2,926
Furniture and fixtures	230,853	211,714	19,139
Computer equipment	1,132,745	891,337	241,408
Software and production tooling	1,632,281	1,561,547	70,734
	$4,452,077	$4,103,797	$348,280

In accordance with the Company’s accounting policy, an analysis of property and equipment was completed in 2006 on the telephony assets, as changes in this market indicated that the carrying amount may not be recoverable. Included in accumulated amortization above are asset impairment charges of $167,809 (2005: $89,754) relating to software and production tooling. During 2007 there were no events or changes in circumstances that indicated that the carrying value of the remaining assets would not be recoverable.

4.

Deferred development costs:

	2007	2006
Software development costs	$844,064	$844,064
Accumulated amortization	608,714	530,264
Net book value	$235,350	$313,800

In 2007, amortization of $78,450 (2006: $78,450; 2005: $64,974) was recorded and included in amortization expense.

5.

Intangible assets:

	2007	2006
Patents and trademarks	$939,669	$927,811
Accumulated amortization	869,409	829,460
Net book value	$70,260	$98,351

6.

Convertible notes:

On March 27, 2006 the Company issued $1,000,000 in convertible notes and 400,000 related share purchase warrants. The notes are due in five years and bear interest at the US prime rate payable quarterly in arrears.

The notes are convertible at the option of the holders at any time and from time to time into common stock of the Company at a conversion price of $3.25 per share. Additionally, in the event that the Company issues securities convertible into common stock at a price less than this conversion price, the conversion price shall be immediately adjusted to the price at which such securities were issued.

The warrants issued are each exercisable into one common share at an exercise price of $4.50 per share until March 27, 2011.

The warrants also provide for an adjustment to the exercise price in the event that the Company issues securities convertible into shares at a price less than the then applicable exercise price, in which case the exercise price shall be reduced to the same exercise price as that of the convertible securities subsequently issued.

The convertible notes were bifurcated into an equity component and a liability component, which together with the warrants were fair valued on initial recognition, with the total cash proceeds being allocated to the components on a pro-rata basis using the calculated fair values. As these notes are classified as other financial liabilities and measured at amortized cost, the difference between the $1,000,000 due on maturity and the initial liability component will be accreted over the term of five years. The accretion amount expensed and added to the convertible notes liability was $56,278 (2006: $45,083).

	2007	2006

Fair value of loan	$785,980	802,283

Face value of loan	$1,000,000	1,000,000
Accretion expense to be recognized in future periods	553,860	610,138
Carrying value of loan	$446,140	389,862

7.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2004	8,404,085	$45,792,526

Issued upon exercise of options	257,900	222,521
Share issue costs	–	(35,992)
Balance December 31, 2005	8,661,985	45,979,055

Issued upon exercise of options	213,600	508,155
Issued upon exercise of warrants	500,000	737,450
Share issue costs	–	(15,718)
Balance December 31, 2006	9,375,585	47,208,942

Issued upon exercise of options	76,700	243,375
Share awards issued	10,700	31,345
Share issue costs	–	(9,981)
Balance December 31, 2007	9,462,985	$47,473,681

8.

Warrants:

	Number of Warrants	Consideration
Balance December 31, 2004	1,235,869	$1,502,331

Expired	(521,739)	(598,593)
Balance December 31, 2005	714,130	903,738

Exercised	(500,000)	(217,450)
Issued	400,000	340,826
Balance December 31, 2006 and 2007	614,130	$1,027,114

Each warrant outstanding at December 31, 2007 is exercisable into one common share of the Company as follows:

Warrants Outstanding and Exercisable	Exercise Price	Remaining Term (years)
75,000	$7.77	2.0
139,130	9.12	2.0
400,000	4.50	3.2
614,130	$5.95	2.8

9.

Contributed surplus:

Balance December 31, 2004	$1,329,136

Stock - based compensation	134,793
Options exercised	(21,521)
Expired warrants	598,593
Balance December 31, 2005	2,041,001

Stock - based compensation	380,614
Options exercised	(154,555)
Value of equity component of convertible notes	314,396
Balance December 31, 2006	2,581,456

Stock - based compensation	182,196
Options exercised	(76,895)
Balance December 31, 2007	$2,686,757

10.

Stock option plan:

On April 27, 2007 at the Company’s Annual and Special Meeting, the Equity Compensation Plan for officers, employees and consultants of the Company was approved. There are 750,000 common shares reserved for issuance, either via Stock Awards or Stock Options, under this plan.

Stock options awarded expire no later than 10 years after date of grant; have an exercise price not less than Fair Market Value on date of grant; and will vest either evenly over a service period or on achievement of performance objectives.

(a) In 2007, the Company awarded 10,700 vested shares with a weighted average grant-date fair value of $2.93 to various employees. A non cash expense of $31,345 (2006: $Nil; 2005: $Nil) was charged to earnings in respect of these awards.

(b) A summary of the Company’s outstanding stock options at December 31, 2007, 2006 and 2005 and changes during those years is presented below

	Number of Shares	Weighted average exercise price
Balance December 31, 2004	1,157,500	$0.87

Granted	180,933	2.59
Exercised	(257,900)	0.78
Cancelled or expired	(53,000)	4.56
Balance December 31, 2005	1,027,533	1.48

Granted	170,000	4.69
Exercised	(213,600)	1.66
Cancelled or expired	(2,233)	2.40
Balance December 31, 2006	981,700	1.99

Granted	30,000	4.65
Exercised	(76,700)	2.17
Cancelled or expired	(76,500)	4.57
Balance December 31, 2007	858,500	$1.84

All stock options granted have expiry dates between 2008 and 2015. Of the stock options granted in 2007, 15,000 stock options vested in 2007 and 15,000 stock options vest in 2008. The table below summarizes unexercised stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.65	531,500	3.2	$0.99	531,500	$0.99
2.05 to 2.40	188,500	4.43	2.24	98,500	2.09
3.50 to 3.57	35,000	1.46	3.54	35,000	3.54
3.57 to 5.33	103,500	3.69	4.89	71,000	4.90
	858,500	3.43	$1.84	736,000	$1.63

In 2007, a non cash expense of $182,196 (2006: $380,614; 2005: $134,793) was recorded reflecting the fair value of employee and directors stock options granted and vesting during the year.  Of the $182,196 expense, $16,100 related to modification of 100,000 existing stock options. These fully vested stock options had their expiry date extended through to 2008.

The fair value of the options granted during 2007, 2006 and 2005 is estimated on the day of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk free interest rate	4.79%	4.8%	4.5%
Volatility	45.47%	64%	66%
Expected life	2 years	2 years	3.4 years
Dividend yield	0%	0%	0%
Forfeitures	0%	10%	28%

11.

Employee future benefits:

(a) The defined benefit pension plan for the President

The Company established an individual pension plan for the President in 2003. The Company’s policy is to make annual contributions as determined by regular actuarial valuations, up to the date of retirement. Contributions to the plan are expected to return an average of 7.5% per annum between each triennial valuation. If a funding deficiency exists at the valuation date the Company will be responsible for any shortfall. The next actuarial evaluation occurs on January 1, 2009.

Details of this plan are as follows:

	2007	2006

Fair value of plan assets	$430,112	$352,507
Accrued benefit obligation	(435,191)	(322,372)

Funded Status – (deficit) surplus	(5,079)	30,135
Unamortized net actuarial loss / (gain)	35,910	(12,465)
Unamortized past service costs	64,720	–
Accrued benefit asset	$95,551	$17,670

At December 31, 2007 an accrued benefit asset has been recognized in the financial statements as it is now considered significant. The economic assumptions used to determine benefit obligation and periodic expense were:

	2007	2006	2005

Discount rate	5.5%	5.5%	5.5%
Expected rate of return on assets	7.5%	7.5%	7.5%
Rate of compensation increase	5.5%	5.5%	5.5%
Average remaining service period of covered employee	10	11	12

Pension expense, included in marketing expense, is as follows:

	2007	2006	2005

Current service cost	$23,832	$21,001	$18,551
Interest on accrued benefit obligation	20,536	24,329	20,743
Expected return on plan assets	(29,560)	(24,079)	(19,734)
Amortization of past service costs	6,633	–	–
Recognition of accrued benefit asset	(93,232)	–	–
Pension expense	$(71,791)	$21,251	$19,560

The Company expects to contribute $27,778 to the plan in 2008.

(b) The defined contribution savings plan for Canadian employees

In 2007, the Company established a new defined contribution savings plan for its Canadian employees, whereby the Company matches employee contributions to a maximum of six percent of each employee’s salary. In 2007, the Company contributed $18,748 to this plan.

12.

Supplementary information:

(a)

Per share amounts

The following table summarizes the common shares used in per share calculations

	2007	2006	2005
Weighted average common shares outstanding (basic and diluted)	9,420,808	9,156,085	8,497,201

(b)

Net change in non-cash working capital

	2007	2006	2005
Accounts receivable	$(190,350)	$85,226	$(190,557)
Inventory	7,205	21,016	122,130
Deposits and prepaid expenses	(127,635)	15,213	(14,708)
Accounts payable and accrued liabilities	(5,721)	(17,347)	40,122
Deferred revenue	(22,752)	561	(14,734)
	$(339,253)	$104,669	$(57,747)

(c)

Supplementary cash flow information

Interest received in cash	$80,377	$75,291	$55,981

Interest paid in cash	$103,294	$19,747	$–

Taxes paid in cash	$47,612	$50,849	$37,711

13.

Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the loss for the year.  The reasons for the differences are as follows:

	2007	2006	2005
Loss before taxes	$(1,263,582)	$(1,683,375)	$(2,512,997)
Combined Canadian Federal and Provincial statutory rate	32.12%	32.49%	33.62%
Computed tax (recovery)	(405,863)	(546,926)	(844,870)
Increase (decrease) resulting from:
Change in valuation allowance	934,000	(968,000)	172,000
Reduction of unrealized future tax assets for enacted changes in income tax rates	1,211,415	561,386	34,467
Benefit of tax deductions not previously recognized	(1,110,237)	–	–
Stock based compensation	68,589	140,307	45,317
Reduction due to expired Canadian tax losses	32	296,148	424,220
Reduction due to expired US tax losses	–	876,607	514,500
Impact of strengthening exchange rate	(680,642)	(322,557)	(321,878)
Other permanent differences	25,191	13,884	13,955
Actual expense	$42,485	$50,849	$37,711

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2007	2006
Future income tax assets:
Property and equipment	$1,465,000	$(7,000)	$1,458,000	$1,436,000
Share issue costs	17,000	–	17,000	27,000
Loss and SRED carry-forwards	3,964,000	2,845,000	6,809,000	5,839,000
Intangible assets	160,000	66,000	226,000	250,000
	5,606,000	2,904,000	8,510,000	7,552,000
Future income tax liability:
Employee future benefits	(24,000)	–	(24,000)	–
Less: valuation allowance	(5,582,000)	(2,904,000)	(8,486,000)	(7,552,000)
Net future tax assets	$–	$–	$–	$–

The Company has Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards of $9,294,773 which have no expiry.  The Company also has Canadian non-capital loss carry-forwards and United States net operating loss carry-forwards which expire in the following years:

	Canada	United States
2008	$101	$776,287
2009	–	373,177
2010	1,683,952	412,789
2011	–	107,980
2012	–	59,918
2014	1,392,878	–
2015	1,589,969	–
2018	–	2,052,039
2019	–	164,364
2020	–	1,295,294
2021	–	1,422,885
2022	–	188,145
2023	–	716,280
2024	–	149,172
2025	–	241,877
2026	885,981	92,041
2027	1,015,994	76,038
	$6,568,875	$8,128,286

14.

Segmented information:

The Company has three operating segments consisting of Audio Products (“Audio”), E-Commerce Products (“E-Commerce”), and Voice Over Internet Protocol Products (“Telephony”).  Audio involves the development and marketing of sound enhancement technology for use in various industries. E-Commerce involves the development and marketing of internet business services. Telephony involves the development and marketing of telecommunication over internet equipment and software.

2007	Audio	E-Commerce	Telephony	Total

Revenue	$2,241,735	$133,905	$3,499	$2,379,139
Amortization	197,095	15,296	14,118	226,509
Loss before other items	(1,071,197)	(91,740)	(36,272)	(1,199,209)
Interest income	71,007	21	1,531	72,559
Segment assets	2,468,178	118,913	39,572	2,626,663
Expenditures for property and equipment	18,243	–	–	18,243
Expenditures for intangible assets	11,858	–	–	11,858

2006	Audio	E-Commerce	Telephony	Total

Revenue	$1,799,395	$158,269	$31,366	$1,989,030
Amortization	217,004	28,554	85,861	331,419
Impairment of property and equipment	–	–	167,809	167,809
Loss before other items	(1,261,852)	(97,991)	(302,799)	(1,662,642)
Interest income	81,329	19	4,338	85,686
Segment assets	3,294,716	75,977	164,192	3,534,885
Expenditures for property and equipment	42,111	315	–	42,426

2005	Audio	E-Commerce	Telephony	Total

Revenue	$1,304,832	$182,940	$55,468	$1,543,240
Amortization	211,464	27,045	122,389	360,898
Impairment of property and equipment	1,362	–	88,392	89,754
Impairment of intangible assets	–	–	428,453	428,453
Loss before other items	(1,281,926)	(234,456)	(1,053,315)	(2,569,697)
Interest income	54,470	12	2,218	56,700
Segment assets	2,495,997	84,574	421,744	3,002,315
Expenditures for property and equipment	73,881	25,201	89,808	188,890
Expenditures for intangible assets	50,563	414	–	50,977

Geographic information	2007 Revenue	2006 Revenue	2005 Revenue
Canada	$147,983	$13,769	$10,472
United States	1,702,006	980,709	966,980
Asia	504,400	985,836	489,625
Europe	19,150	–	49,026
Other	5,600	8,716	27,137
	$2,379,139	$1,989,030	$1,543,240

As at December 31, 2007, 2006 and 2005, substantially all of the Company’s assets and employees were located in Canada.

15.

Commitments and contingencies:

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2007 to make the following minimum lease payments over the next five years and in total:

2008	$97,744
2009	17,183
2010	10,023
2011	–
2012	–
$124,950

Minimum lease payments of $121,308 (2006: $98,872; 2005: $92,756) are included in the calculation of the loss for the year.

16.

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

17.

United States accounting principles:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Any differences in United States generally accepted accounting principles (“US GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)

From 2003 through 2005, the Company accounted for its stock based awards in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", which required the use of a fair value-based method of accounting for stock-based compensation plans. Prior to 2003, under US GAAP, $202,058 of stock based compensation costs for stock options issued to third parties were expensed.  No entry was made under Canadian GAAP.

(b)

The Company has applied SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” in accounting for its production costs of software. Accordingly, $80,871 was expensed to product engineering until May 17, 2005 when technological feasibility was established. Costs subsequent to this date were capitalized as they related to the production of ‘product masters’. In 2006 amortization of these costs commenced on a straight line basis over the remaining estimated useful economic life of the product which is 5 years. Resultant from $80,871 of the costs being expensed rather than capitalized during 2005, the amortization recorded for 2007 is $20,218 lower under US GAAP.

(c)

The Company has also determined that the conversion feature of the convertible notes meet the embedded derivative scope exemption requirements of SFAS 133. As such, the conversion option has not been separated under US GAAP. However, the Company has separated the beneficial conversion feature associated with the conversion price being less than the market price at the transaction date. The Company determined that the intrinsic value of the beneficial conversion feature was $586,978, which reduced the initial carrying value of the notes to $72,196, for US GAAP purposes, with a corresponding entry made to equity. As a result, additional accretion expense is recognized for US GAAP purposes.

(d)

The Company has applied SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans” effective January 1, 2006. Under SFAS 158, the Company is required to recognize its funded status as an asset or liability. Accordingly, the accrued benefit asset recognized for Canadian GAAP purposes would not be recognized under US GAAP, as the funded status deficit is required to be recognized in the Balance Sheet, with the unamortized past service costs and actuarial loss / gain recognized within Accumulated Other Comprehensive Income.

The effect on the net loss for each of the years in the three year period ended December 31, 2007 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Years ended December 31,	2007	2006	2005
Net loss for the year as reported in accordance with Canadian GAAP	$(1,306,067)	$(1,734,224)	$(2,550,708)
Development expense (b)	–	–	(80,871)
Amortization of deferred development costs (b)	20,218	20,218	–
Accretion of debt discount (c)	23,007	32,331	–
Net loss under US GAAP	$(1,262,842)	$(1,681,675)	$(2,631,579)

Net loss per share (basic and diluted) under US GAAP	$(0.13)	$(0.18)	$(0.31)

The effect on the other comprehensive loss for each of the years in the three year period ended December 31, 2007 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Years ended December 31,	2007	2006	2005
Other comprehensive loss for the year as reported in accordance with Canadian GAAP	$–	$–	$–
Employee future benefits (d)	(100,630)	–	–
Other comprehensive loss under US GAAP	$(100,630)	$–	$–

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

December 31, 2007	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$1,967,088	$–	$1,967,088
Employee Future Benefits	95,551	(95,551)	–
Property and equipment	258,414	–	258,414
Deferred development costs	235,350	(40,435)	194,915
Intangible assets	70,260	–	70,260
	$2,626,663	$(135,986)	$2,490,677

Current liabilities	$285,538	$–	$285,538
Liability for pension benefits	–	5,079	5,079
Convertible notes	446,140	(327,920)	118,220
Shareholder’s equity:
Common shares	47,473,681	202,058	47,675,739
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,686,757	272,582	2,959,339
Deficit	(49,292,567)	(187,155)	(49,479,722)
Accumulated Other Comprehensive Loss	–	(100,630)	(100,630)
	$2,626,663	$(135,986)	$2,490,677

December 31, 2006	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$2,719,129	$–	$2,719,129
Note receivable	55,325	–	55,325
Property and equipment	348,280	–	348,280
Deferred development costs	313,800	(60,653)	253,147
Intangible assets	98,351	–	98,351
	$3,534,885	$(60,553)	$3,474,232

Current liabilities	$314,011	$–	$314,011
Convertible notes	389,862	(304,913)	84,949
Shareholder’s equity:
Common shares	47,208,942	202,058	47,411,000
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,581,456	272,582	2,854,038
Deficit	(47,986,500)	(230,380)	(48,216,880)
	$3,534,885	$(60,653)	$3,474,232